SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

PETROBRAS INTERNATIONAL FINANCE COMPANY - PifCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM OF F-3ASR OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS (NO. 333-139459) AND PETROBRAS INTERNATIONAL FINANCE COMPANY (NO. 333-139459-01).

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED
DECEMBER 31, 2007

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products, and changes in government regulations applicable to us and Petrobras.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached audited consolidated financial statements and the accompanying notes for the year ended December 31, 2007. The audited consolidated financial statements for the years ended December 31, 2007, December 31, 2006 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial condition and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

  Petrobras’ financial condition and results of operations;

  the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

  Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

  our ability to access financing sources, including the international capital markets and third-party credit facilities; and

  our ability to transfer our financing costs to Petrobras.

We earn income from:

  sales of crude oil and oil products to Petrobras;

  limited sales of crude oil and oil products to third parties; and

  the financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

  cost of sales, which is comprised mainly of purchases of crude oil and oil products;

  selling, general and administrative expenses; and

  financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 330 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.

Results of Operations

Results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006.

Net income (Loss)

We had a net income of U.S.$29.0 million in 2007, as compared to a loss of U.S.$210.5 million in 2006.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 21.1% from U.S.$22,069.8 million in 2006 to U.S.$26,732.0 million in 2007. This increase was primarily due to a (i) 25% increase in our volume of sales, as a result of an increase in trading sales of crude oil and oil products purchased from third parties and affiliates and subsequently sold to Petrobras and as a result of additional sales in connection with our trading activities in Asia by our new subsidiary PSPL, which initiated its operations in July 2006, and (ii) 11.3% increase in the average price of Brent crude oil, from U.S.$65.14 per barrel in 2006 to U.S.$72.52 per barrel in 2007.

Cost of Sales

Cost of sales increased 20.1% from U.S.$21,900.5 million in 2006 to U.S.$26,310.8 million in 2007. This increase was proportional to the increase in sales of crude oil and oil products and services and was primarily due to the same reasons.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 42.1% from U.S.$207.4 million in 2006 to U.S.$294.7 million in 2007, of which U.S.$136.4 million consisted of shipping expenses due to increases in offshore sales and average freight rates in 2007, as a result of changes in international market trends and shipping routes.

Financial Income

Our financial income consists of the financing of sales to Petrobras, inter-company loans to Petrobras, investments in marketable securities and other financial instruments. Our financial income increased 61.1% from U.S.$1,285.2 million in 2006 to U.S.$2,069.9 million in 2007, primarily due to (1) an increase in loans to related parties, and (2) an increase in the amount of sales to Petrobras made during 2006 compared to 2005, resulting in additional financial income due to the financing terms granted to Petrobras and due to interest calculated on a monthly basis (see “Purchases and Sales of Crude Oil and Oil Products”).

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness and other fees associated with our issuance of debt. Our financial expense increased 48.7% from U.S.$1,457.8 million in 2006 to U.S.$2,167.9 million in 2007, primarily due to an increase in inter-company loans from Petrobras, as a result of our short-term financing needs.

2

Liquidity and Capital Resources

Overview

We obtain our financing for oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets.

As an offshore, non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, we only issue debt following the recommendation of any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At December 31, 2007, we had cash and cash equivalents of U.S.$674.9 million, as compared to U.S.$510.8 million at December 31, 2006. Our operating activities used net cash of U.S.$5,210.0. million in 2007, as compared to using net cash of U.S.$1,967.4 million in 2006, primarily as a result of an increase in our sales of crude oil and oil products and services, primarily due to an increase in the volume of sales and an increase in the average price of Brent crude oil. Our investing activities used net cash of U.S.$5,945.0 million in 2007, as compared to using net cash of U.S.$1,891.0 million in 2006, primarily as a result of an increase in notes receivable issued to related parties and investments in marketable securities. Our financing activities provided net cash of U.S.$11,319.1 million in 2007, as compared to providing net cash of U.S.$4,138.5 million in 2006, primarily as a result of an increase in proceeds from loans from Petrobras due to our short-term financing needs.

Accounts Receivable

Accounts receivable from related parties increased 41.9% from U.S.$10,658.9 million at December 31, 2006 to U.S.$15,211.9 million at December 31, 2007, primarily as a result of an increase in the trading sales of crude oil and oil products.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of lines of credit and loans payable. Our outstanding position at December 31, 2007 in irrevocable letters of credit was U.S.$730.0 million, as compared to U.S.$552.1 million at December 31, 2006, supporting crude oil and oil products imports. At December 31, 2007, we had accessed U.S.$311.5 million in lines of credit and loans from financing institutions, including the current portion of long-term lines of credit, as compared to U.S.$329.2 million accessed at December 31, 2006. The weighted average annual interest rate on these short-term borrowings was 5.59% at December 31, 2007, as compared to 6.76% at December 31, 2006. At December 31, 2007, we utilized all the proceeds from lines of credit for the purchase of imports of crude oil and oil products.

The short-term portion of our notes payable to related parties consist of notes payable to Petrobras and increased from U.S.$5,386.8 million at December 31, 2006 to U.S.$23,977.7 million at December 31, 2007, primarily as a result of our short-term financing needs and towards investments conducted by international subsidiaries of Petrobras.

3

Our Long-Term Borrowings

We had no outstanding long-term loans from Petrobras in 2007. At December 31, 2006 we had long-term loans from Petrobras in the amount of U.S.$7,441.7 million, which were prepaid during 2007.

At December 31, 2007, we had outstanding in financing institutions (i) U.S.$646.0 million in long-term lines of credit due between 2009 and 2017, as compared to U.S.$1,041.3 million at December 31, 2006 and (ii) U.S.$394.0 million as a result of a loan of the Nova Transportadora Nordeste-NTN and Nova Transportadora Sudeste-NTS Companies (two Petrobras Special Purpose Companies related to the Malhas Project), assumed by PifCo on June 15, 2007, under the loan agreement with M-GIC, which acts as a Facility Agent for JBIC (Japan Bank for International Cooperation). This loan bears interest at Libor plus 0.8% p.a., payable semi-annualy. The principal amount will be paid semi-annualy starting on December 15, 2009 up to December 15, 2014. As a consequence of this transfer, the NTN and NTS issued some Notes to PifCo with the same characteristics of the loan in terms of the principal amount, interest rate and amortization schedule.

As a result of the settlement of the Exchange Offer that occurred on February 7, 2007, we received and accepted a tender amount of U.S.$399.1 million (face value of the Notes). All the Notes received were cancelled on the same day and, as a result, we issued U.S.$399.1 million of Global Notes due 2016 that bear interest at the rate of 6.125% per year, payable semi-annually. The new Notes constitute a single fungible series with the U.S.$500.0 million Global Notes due 2016 issued in October 2006. In total, we have U.S.$899.1 million in outstanding bonds due 2016. We also paid investors a cash amount equivalent to U.S.$56 million as a result of the Exchange. The table below presents the result of the Exchange.

			(in millions of U.S. dollars)

	Interest		Principal outstanding
PifCo old notes	rate	Maturity	after exchange	Total amount tendered

Global Step-Up Notes	12.375%	2008	U.S.$ 126.9	U.S.$ 7.8
Senior Notes	9.875%	2008	224.2	14.0
Senior Notes	9.750%	2011	235.4	51.0
Global Notes	9.125%	2013	374.2	124.1
Global Notes	7.750%	2014	397.9	202.2

			U.S.$ 1,358.6	U.S.$399.1

(in millions of U.S. dollars)

	Interest		Principal outstanding
PifCo new notes	rate	Maturity	after exchange	Total reopened

Global Notes	6.125%	2016	U.S.$ 899.1	U.S.$ 399.1

			U.S.$899.1	U.S.$ 399.1

On November 1, 2007, we issued Global Notes of U.S.$1 billion in the international capital market, due March 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issuance was to access long-term debt capital markets, refinance prepayments of maturing debt and reduce the cost of capital.

At December 31, 2007, we also had outstanding:

  U.S.$224.2 million in Senior Notes due 2008 (current portion) and U.S.$235.4 million in Senior Notes due 2011. The notes bear interest at the rate of 9.875% and 9.75%, respectively.

  U.S.$126.9 million (current portion) in Global Step-up Notes due April 2008 that bear interest at a rate of 12.375% per year from April 1, 2006, with interest payable semi-annually.

  U.S.$398.4 million (U.S.$66.0 million current portion) in connection with Petrobras’ exports prepayment program and related to the following outstanding Series: U.S.$550 million in 6.436% Senior Trust Certificates due 2015 and U.S.$200 million in 3.748% Senior Trust Certificates due 2013.

4

  U.S.$3,200.2 million in Global Notes, consisting of U.S.$374 million of Global Notes due July 2013 that bear interest at the rate of 9.125% per year; U.S.$577 million of Global Notes due December 2018 that bear interest at the rate of 8.375% per year; U.S.$398 million of Global Notes due 2014 that bear interest at the rate of 7.75% per year; U.S.$899 million of Global Notes due October 2016 that bear interest at the rate of 6.125% per year; U.S.$1 billion of Global Notes due March 2018 that bear interest at the rate of 5.875% per year. Interest on these notes is paid semi-annually and the proceeds were used for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans.

  U.S.$312.8 million (¥35 billion) in Japanese Yen Bonds issued in September 2006 and due September 2016. The issue was a private placement in the Japanese market with a partial guarantee from the Japan Bank for International Cooperation (JBIC) and its main purposes were to tap the Japanese market, acess a new investor base and achieve a competitive cost. The bonds bear interest at the rate of 2.15% per year, payable semi-annually. On the same date, we entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar-denominated debt.

At December 31, 2007, we had standby committed facilities available in the amount of U.S.$327.0 million, which are not committed to any apecific use. We have no drawdown amounts related to these facilities, and, as of the date of this filing, we have not scheduled a date for the drawdown.

The following table sets forth the sources of our current and long-term debt at December 31, 2007 and December 31, 2006:

CURRENT AND LONG-TERM DEBT

	December 31, 2007		December 31, 2006

	(in millions of U.S. dollars)

	Current	Long-term	Current	Long-term

Financing institutions	U.S.$311.5	U.S.$1,040.0	U.S.$329.2	U.S.$1,041.2
Senior notes	238.5	235.4	533.9	524.6
Global step-up notes	130.8	-	4.2	134.6
Sale of right to future receivables	69.0	548.4	68.4	614.4
Assets related to export prepayment
to be offset against sales of right
to future receivables	-	(150.0)	-	(150.0)
Global notes	37.3	3,200.2	32.7	2,181.4
Japanese yen bonds	1.7	312.8	1.7	293.9
Senior exchangeable notes	-	-	333.7	-

	U.S.$788.8	U.S.$5,186.8	U.S.$1,303.8	U.S.$4,640.1

5

The following table sets forth the sources of our capital markets debt outstanding at December 31, 2007:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes	Principal amount
(in millions of U.S. dollars)

9.875% Senior Notes due 2008 (2)	224
9.750% Senior Notes due 2011 (2)	235
12.375%Global Step-up Notes due 2008 (2)	127
4.848% Senior Trust Certificates due 2013 (3)	131
6.436% Senior Trust Certificates due 2015 (3)	333
9.125% Global Notes due 2013 (2)	374
7.750% Global Notes due 2014 (2)	398
6.125% Global Notes due 2016 (2)	899
8.375% Global Notes due 2018 (2)	577
5.875% Global Notes due 2018 (2)	1,000
2.15% Japanese Yen Bonds due 2016 (4) (2)	313

Total	U.S.$4,611

(1)	Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.

(2)	Issued by us, with support from Petrobras through a standby purchase agreement.

(3)	Issued in connection with Petrobras’ exports prepayment program.

(4)	Issued by us on September 27, 2006 in the amount of ¥ 35 billion.

Off-Balance Sheet Arrangements

At December 31, 2007, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

We primarily utilize funds to finance our oil trading activities.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2007, and the period in which the contractual obligations come due.

	Payments due by period
	(in millions of U.S. dollars)

Contractual obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt	5,891.7	704.9	593.9	555.4	4,037.5
Purchase obligations - Long-term	5,261.9	2,213.3	1,708.9	441.1	898.6

Total	11,153.6	2,918.2	2,302.8	996.5	4,936.1

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Subsequent Events

Financing

On January 11, 2008, PifCo issued Senior Global Notes of U.S.$750.0 million, that constitute a single issue fungible with the U.S.$1 billion launched on November 1, 2007, totalizing U.S.$1,750.0 million in issued bonds due on March 1, 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issue was to access long-term debt capital markets, refinance prepayments of maturing debt and reduce the cost of capital.

Loans – Related Parties

PifCo has authorized, in January 2008, to transfer to Braspetro Oil Services Company – Brasoil its notes receivable contracts in the total amount of U.S.$8,203.3 million in which Petrobras International Braspetro B.V. – PIB.B.V., Petrobras Netherlands B.V. – PNBV and Agri Development B.V. – AGRI B.V. are counterparts. Accordingly, it was recommended to Brasoil the assumption of obligations in the exact amount of the notes receivable contracts payment that PifCo holds with Petrobras.

7

Petrobras International Finance Company
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated financial statements
Years ended December 31, 2007, 2006 and 2005
together with Report of Independent Registered
Public Accounting Firm

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Petrobras International Finance Company - PifCo and subsidiaries (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, Chief Executive Officer, Chief Financial Officer and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.

The Company’s internal control over financial reporting as of December 31, 2007 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated February 28, 2008, included herein.

________________________________	________________________________
Daniel Lima de Oliveira	Servio Túlio da Rosa Tinoco
Chief Executive Officer	Chief Financial Officer
February 28, 2008	February 28, 2008

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Financial Statements

December 31, 2007, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Executive Board and Stockholder of
Petrobras International Finance Company

We have audited the accompanying consolidated balance sheet of Petrobras International Finance Company (and subsidiaries) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholder’s deficit, and cash flows for the years then ended. We also have audited Petrobras International Finance Company’s (and subsidiaries) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petrobras International Finance Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. The accompanying consolidated statements of operations, stockholder’s equity and cash flows of Petrobras International Finance Company for the year ended December 31, 2005, were audited by other auditors whose report thereon dated February 17, 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras International Finance Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Petrobras International Finance Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG Auditores Independentes

Rio de Janeiro, Brazil
February 28, 2008

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets
As of December 31, 2007 and 2006
(In thousand of U.S. dollars)

Assets	2007	2006

Current assets
Cash and cash equivalents (Note 3)	674,915	510,812
Marketable securities (Note 4)	489,077	645,278
Trade accounts receivable
Related parties (Note 5)	15,211,914	10,658,905
Other	902,329	835,437
Notes receivable – related parties (Note 5)	9,673,301	6,114,651
Inventories (Note 6)	1,224,635	262,720
Export prepayments – related parties (Note 5)	72,496	67,785
Restricted deposits for guarantees and other (Note 7)	79,030	145,732

	28,327,697	19,241,320

Property and equipment	1,232	700

Other assets
Marketable securities (Note 4)	3,643,545	1,151,588
Notes receivable – related parties (Note 5)	279,574	239,709
Export prepayment – related parties (Note 5)	710,925	464,380
Restricted deposits for guarantees and prepaid expenses (Note 7)	233,085	223,618

	4,867,129	2,079,295

Total assets	33,196,058	21,321,315

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets
As of December 31, 2007 and 2006
(In thousand of U.S. dollars, except for number of shares and per share amounts)

Liabilities and stockholder’s deficit	2007	2006

Current liabilities
Trade accounts payable
Related parties (Note 5)	1,686,479	1,142,848
Other	1,180,955	1,121,986
Notes payable - related parties (Note 5)	23,977,731	5,386,759
Short-term financings (Note 8)	5,201	148,447
Current portion of long-term debt (Note 8)	704,911	1,057,438
Accrued interests (Note 8)	78,709	97,865
Unearned income - related parties (Note 5)	326,339	248,688
Other current liabilities	51,941	60,199

	28,012,266	9,264,230

Long-term liabilities
Long-term debt (Note 8)	5,186,789	4,640,134
Notes payable - related parties (Note 5)	-	7,441,701

	5,186,789	12,081,835

Stockholder’s deficit
Shares authorized and issued
Common stock - 300,050,000 shares at par value US$ 1 (Note10)	300,050	300,050
Additional paid in capital	53,926	53,926
Accumulated deficit	(347,549)	(376,519)
Other comprehensive income
Loss on cash flow hedge	(9,424)	(2,207)

	(2,997)	(24,750)

Total liabilities and stockholder’s deficit	33,196,058	21,321,315

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Operations
Years Ended December 31, 2007, 2006 and 2005
(In thousand of U.S. dollars, except net income/(loss) per share amounts)

	Years ended December 31,

	2007	2006	2005

Sales of crude oil, oil products and services
Related parties (Note 5)	14,679,385	14,236,511	13,974,381
Other	12,052,646	7,833,263	3,161,764

	26,732,031	22,069,774	17,136,145

Operating expenses:
Cost of sales
Related parties (Note 5)	(8,874,800)	(8,121,994)	(7,780,293)
Other	(17,435,987)	(13,778,560)	(9,203,008)
Selling, general and administrative expenses
Related parties (Note 5)	(182,424)	(189,667)	(158,075)
Other	(112,257)	(17,678)	(7,647)

	(26,605,468)	(22,107,899)	(17,149,023)

Operating income/(loss)	126,563	(38,125)	(12,878)

Financial income
Related parties (Note 5)	1,699,307	999,204	765,507
Other	370,630	285,962	218,479

	2,069,937	1,285,166	983,986

Financial expense
Related parties (Note 5)	(1,588,246)	(722,434)	(409,822)
Other	(579,672)	(735,332)	(588,728)

	(2,167,918)	(1,457,766)	(998,550)

Financial, net	(97,981)	(172,600)	(14,564)

Exchange variation, net	(24)	32	(360)

Other income, net	412	168	46

Net income/(loss) for the year	28,970	(210,525)	(27,756)

Net income/(loss) per share for the year – US$	0.10	(2.72)	(555.12)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Changes in Stockholder’s (Deficit)/Equity
Years Ended December 31, 2007, 2006 and 2005
(In thousand of U.S. dollars)

	Years ended December 31,

	2007	2006	2005

Common stock
Balance at January 1	300,050	50	50
Capital increase	-	300,000	-

Balance at end of year	300,050	300,050	50

Additional paid in capital
Balance at January 1	53,926	173,926	173,926
Transfer to capital	-	(120,000)	-

Balance at end of year	53,926	53,926	173,926

Accumulated deficit
Balance at January 1	(376,519)	(165,994)	(138,238)
Net income (loss) for the year	28,970	(210,525)	(27,756)

Balance at end of year	(347,549)	(376,519)	(165,994)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	(2,207)	-	-
Change in the year	(7,217)	(2,207)	-

Balance at end of year	(9,424)	(2,207)	-

Total stockholder’s (deficit)/equity	(2,997)	(24,750)	7,982

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Cash Flows
Years Ended December 31, 2007, 2006 and 2005
(In thousand of U.S. dollars)

	Years ended December 31,

	2007	2006	2005

Cash flows from operating activities
Net income/(loss) for the year	28,970	(210,525)	(27,756)
Adjustments to reconcile net income/(loss) to net cash
used in operations
Depreciation, amortization of prepaid expenses and
debt amortization	7,909	20,725	10,150
Decrease (increase) in assets
Trade accounts receivable
Related parties	(4,553,009)	(1,977,830)	(893,006)
Other	(66,892)	(622,734)	(59,079)
Export prepayments – related parties	(251,256)	411,760	470,754
Other assets	(903,409)	(242,283)	(221,863)
Increase in liabilities
Trade accounts payable
Related parties	543,631	192,116	388,593
Other	58,969	505,910	48,999
Other liabilities	(74,896)	(44,551)	277,318

Net cash used in operating activities	(5,209,983)	(1,967,412)	(5,890)

Cash flows from investing activities
Marketable securities, net	(2,335,756)	451,775	(383,826)
Notes receivable – related parties, net	(3,608,351)	(2,342,359)	(1,887,125)
Property and equipment	(904)	(460)	(19)

Net cash used in investing activities	(5,945,011)	(1,891,044)	(2,270,970)

Cash flows from financing activities
Short-term financing, net issuance and repayments	(143,246)	(191,056)	(116,654)
Proceeds from issuance of long-term debt	1,737,162	982,280	695,000
Principal payments of long-term debt	(1,557,783)	(1,731,726)	(602,410)
Short-term loans - related parties, net	18,630,887	(2,268,898)	1,424,385
Proceeds from long-term loans - related parties	-	7,347,923	-
Principal payments of long-term loans – related parties	(7,347,923)	-	-

Net cash provided by financing activities	11,319,097	4,138,523	1,400,321

Increase (decrease) in cash and cash equivalents	164,103	280,067	(876,539)
Cash and cash equivalents at beginning of year	510,812	230,745	1,107,284

Cash and cash equivalents at end of year	674,915	510,812	230,745

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Cash Flows
Years Ended December 31, 2007, 2006 and 2005
(In thousand of U.S. dollars)

	Years ended December 31,

	2007	2006	2005

Supplemental disclosures of cash flow information:

Cash paid during the year for
Interest	2,096,165	1,371,169	727,739
Income taxes	1,089	113	120

Non-cash investing and financing transactions
Increase of capital through conversion of loan payable	-	180,000	-

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(In thousand of U.S. dollars)

1. The Company and its Operations

Petrobras International Finance Company - (“PifCo” or “the Company”) was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of Petrobras.

The primary objective of PifCo is to purchase crude oil and oil products from third parties and sell them at a premium to Petrobras on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by Petrobras. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PifCo also engages in international capital market borrowings as a part of the Petrobras financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Petrobras Singapore Private Limited

Petrobras Singapore Private Limited (“PSPL”), based in Singapore, was incorporated in April 2006 to trade crude oil and oil products in connection with the trading activities in Asia. This company initiated its operations in July, 2006.

Petrobras Finance Limited

Petrobras Finance Limited (“PFL”), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from Petrobras and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Until June 1, 2006, PFL also used to purchase bunker fuel from Petrobras. Certain sales were through subsidiaries of Petrobras.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

1. The Company and its Operations (Continued)

Petrobras Europe Limited

Petrobras Europe Limited (“PEL”), based in the United Kingdom, consolidates Petrobras’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PifCo, PSPL, Petrobras Paraguay and Petrobras, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

Bear Insurance Company Limited

Bear Insurance Company Limited (“BEAR”), based in Bermuda, contracts insurance for Petrobras and its subsidiaries.

2. Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the consolidated financial statements, as well as amounts included in the notes thereto.

(a) Foreign currency translation

The Company’s functional currency is the U.S. dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense or income.

(b) Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at their date of acquisition.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(c) Marketable securities

Marketable securities are accounted for under SFAS No. 115 - Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115") and have been classified by the Company as available for sale or trading based upon intended strategies with respect to such securities. The marketable securities classified as trading are short-term in nature as the investments are expected to be liquidated, sold, or used for current cash requirements. The marketable securities classified as available for sale are long-term in nature as the investments are not expected to be sold or otherwise liquidated in the next twelve months.

Trading securities are marked to market through current period earnings, available for sale securities are marked to market through other comprehensive income, and held to maturity securities are recorded at historical cost. There are no transfers between categories of investments.

(d) Trade accounts receivable

Accounts receivable is stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(e) Notes receivable

Notes receivable bears interest rates and is stated at estimated realizable values. Relate to loans executed between the Company and subsidiaries of Petrobras.

(f) Inventories

Inventories are stated at the lower of weighted average cost or market value.

(g) Restricted Deposit and Guarantees

Restricted Deposit and guarantees represent amounts placed in escrow as required by contractual commitments of the Company. Deposits are made in cash and recorded at funded amount.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(h) Prepaid expenses

Prepaid expenses are exclusively comprised of deferred financing costs associated with the Company's debt issuance and are being amortized over the terms of the related debt. The unamortized balance of deferred financing costs was US$ 60,486 and US$ 55,192 as of December 31, 2007 and 2006, respectively.

(i) Property and equipment

Property and equipment are stated at cost and are depreciated according to their estimated useful lives.

(j) Current and long-term liabilities

These are stated at known or estimated amounts including, when applicable, accrued interest.

(k) Unearned income

Unearned income represents the unearned premium charged by the Company to Petrobras and Alberto Pasqualini - Refap S.A. (“Refap”) to compensate for its financing costs. The premium is billed to Petrobras and Refap at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 330 days, in order to match the premium billed with the Company’s financial expense.

(l) Revenues, costs, income and expenses

For all third party and related party transactions, revenues are recognized in accordance with the U.S. SEC’s Staff Accounting Bulletion 104 – Revenue Recognition. Crude oil and oil products revenues are recognized on an accrual basis when persuasive evidence of an arrangement exists in the form of a valid contract, delivery has occurred or title has transferred, the price is fixed or determinable and collectability is reasonably assured. Costs are recognized when incurred. Income and expenses include financial interest and charges, at official rates or indexes, relating to current and non-current assets and liabilities and, when applicable, the effects arising from the adjustment of assets to market or realizable value.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(l) Revenues, costs, income and expenses (Continued)

The principle commercial transactions of the Company consist of:

Imports – the company buys from suppliers outside Brazil (mainly from third-parties) and sells to Petrobras and its Brazilian subsidiaries.

Exports – the Company buys from Petrobras and sells to customers outside Brazil.

Off-shore – the Company buys and sells mainly outside of Brazil, in transactions with third-parties and related parties.

(m)Income taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company’s financial statements or tax return. The measurement of current and deferred tax liabilities and assets is based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, Bermuda, Singapore and the Cayman Islands in 2007 and 2006 and the United Kingdom, Bermuda and the Cayman Islands in 2005). Deferred tax assets are reduced by the amount of any tax benefits when, based on the available evidence, such benefit may not be realized. The Cayman Islands and Bermuda have no corporate tax requirements, therefore the Company has no tax provision from these locations and operations in the United Kingdom or Singapore generated no deferred tax provisions for 2007 and 2006

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(n) Accounting for derivatives and hedging activities

The Company applies SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities, together with its amendments and interpretations, referred to collectively herein as “SFAS 133”. SFAS 133 requires that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability and measured at fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized in the income statement unless specific hedge accounting criteria are met and the Company designates. For derivatives designated as accounting hedges, fair value adjustments are recorded either in the income statements or Accumulated Other Comprehensive Income, a component of shareholders’ equity, depending upon the type of accounting hedge and the degree of hedge effectiveness.

The Company uses derivative financial instruments for economic hedging purposes to mitigate the risk of unfavorable price movements for crude oil and oil products purchases. These instruments are marked-to-market with the associated gains or losses recognized as financial income or financial expense.

The Company may also use derivative financial instruments for economic hedging purposes to mitigate the risk of unfavorable exchange-rate movements on other currency-denominated funding. Gains and losses from changes in the fair value of these contracts are recognized as financial income or financial expense.

For cash flow hedges, the gains and losses associated with the derivative instruments are deferred and recorded in Accumulated Other Comprehensive Income until such time as the hedged transaction impacts earnings, with the exception of any hedge ineffectiveness; which is recorded directly in earnings.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(o) Recently issued accounting pronouncements

• FASB Statement No. 157, Fair Value Measurements (“SFAS 157”)

In September 2006, the FASB issued SFAS 157, which became effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The Company does not expect any significant impact to its consolidated financial statements, other than additional disclosures

• FASB Staff Position FAS No. 157-2, Effective Date of SFAS 157 (“FSP 157-2”)

In February 2008, the FASB issued FSP 157-2, which delays the company’s January 1, 2008, effective date of FAS 157 for all nonfinancial assets and nonfinancialliabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. The Company does not expect any significant impact to its consolidated financial statements.

• FASB Statement 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” (“SFAS 159”)

In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect any significant impact to its consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

3. Cash and Cash Equivalents

	2007	2006

Cash and banks	20,925	461
Time deposits and short-term investment	653,990	510,351

	674,915	510,812

4. Marketable Securities

				Total

			Interest rate
	Security	Maturity	per annum	2007 (i)	2006 (i)

Available for Sale (iii)	Clep (ii)	2014	8%	867,794	975,840
Available for Sale (iii)	Marlim (ii)	2008-2011	12.25%	352,911	295,588
Held to Maturity	Gasene (ii)	2009	5.45%	224,142	212,184
Held to Maturity	Charter (ii)	2009	5.09% up to 5.79%	699,261	-
Held to Maturity	NTS (ii) and (iv)	2009-2014	5.77%/6.21%	576,687	-
Held to Maturity	NTN (ii) and (iv)	2009-2014	5.77%/6.21%	519,874	-
Held to Maturity	Mexilhão (ii)	2009	5.68%/5.72%	255,371	87,589
Held to Maturity	PDET (ii)	2019	7.12%	204,986	207,721
Held to Maturity	TUM (ii)	2008	5.69%/5.70%	274,593	-
Held to Maturity	Third parties			157,003	-
Trading	Third parties			-	17,944

				4,132,622	1,796,866
Less: Current balances				(489,077)	(645,278)

				3,643,545	1,151,588

(i)	The balances include interest and principal.

(ii)	Securities held by the fund respective to the special purposes companies, established to support Petrobras infrastructure projects, which are not US exchange traded securities.

(iii)	Changes in fair value related to the securities classified as available for sale in accordance with SFAS 115 are diminimus and were included in the Statement of Operations as financial income or expense.

(iv)	Notes issued by Nova Transportadora Nordeste - NTN and Nova Transportadora Sudeste - NTS Companies (two Special Purpose Companies of Petrobras related to Malhas Project) (see Note 8 (ix)).

Marketable securities are comprised of amounts the Company has invested in the exclusive portfolio of an investment fund, operated exclusively for PifCo, which holds certain Petrobras group securities among its other investments which are classified as held to maturity, trading or available for sale under SFAS 115 based on management’s intent. The trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements; available for sale securities are presented as other long-term assets, as they are not expected to be sold or liquidated in the next twelve months.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

5. Related Parties

		Petrobras	Downstream	Petrobras
	Petróleo	International	Participações	Netherlands B.V.-
	Brasileiro	Braspetro B.V. -	S.A.	PNBV
	S.A. -	PIB.B.V. and its	and its	and its
	Petrobras	subsidiaries	subsidiaries	subsidiaries	Termobahia	(iv)	Other	2007	2006

Current assets
Marketable securities (v)							407,564	407,564	627,335
Accounts receivable, principally for sales (i)	14,585,258	231,086	395,570					15,211,914	10,658,905
Notes receivable		5,805,572		3,686,301	40,894		140,534	9,673,301	6,114,651
Export prepayment	68,396						4,100	72,496	67,785
Other					1,453			1,453	1,453
Other assets
Marketable securities (v)							3,568,055	3,568,055	1,151,588
Notes receivable		279,574					-	279,574	239,709
Export prepayment	398,400						312,525	710,925	464,380
Current liabilities
Trade accounts payable	1,497,814	144,721	43,944					1,686,479	1,142,848
Notes payable (ii)	23,977,731							23,977,731	5,386,759
Unearned income	321,668		4,671					326,339	248,688
Long-term liabilities
Notes payable	-							-	7,441,701

Statement of operations										2005

Sales of crude oil and oil products and services	12,230,667	704,088	1,744,630					14,679,385	14,236,511	13,974,381
Purchases (iii)	(6,873,244)	(891,535)	(622,793)				(487,228)	(8,874,800)	(8,121,994)	(7,780,293)
Selling, general and administrative expenses	(166,399)	(15,955)	(88)				18	(182,424)	(189,667)	(158,075)
Financial income	997,400	401,208	15,771	267,734	3,164		14,030	1,699,307	999,204	765,507
Financial expense	(1,588,246)							(1,588,246)	(722,434)	(409,822)

Commercial operations between PifCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to Petrobras, which have an extended settlement period consistent with PifCo’s formation as a financing entity, and include finance charges accrued during the extended payment period.

Certain affiliates of PifCo and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these financial statements.

The transactions were realized to support the financial and operational strategy of the Company's Parent Company, Petróleo Brasileiro S.A. - Petrobras.

(i) Accounts receivable from related parties relate principally to crude oil sales made by the Company to Petrobras, with extended payment terms of up to 330 days.

(ii) Current Liabilities – Notes payable relate to loans executed between the Company and Petrobras, with annual interest rates ranging from 7.9% to 8.4% .

(iii) Purchases from related parties are presented in the cost of sales section of the statement of operations.

(iv) On December 28, 2005, in order to lend support to Petrobras in its transactions related to the Termobahia power plant, PifCo entered into a series of agreements with Blade Securities Ltd , a special purpose company holding 49% of the equity shares of Termobahia (consolidated by Petrobras) . Under the agreements, PifCo paid to Blade US$ 1,453, and in return, Blade transfers to PifCo the right of any dividends to be received from Termobahia and the rights to the shares of Termobahia either for PifCo or a Petrobras subsidiary. Additionally, PifCo paid to Blade US$ 38,185, and in return, Blade transfers to PifCo any amounts received from Termobahia related to the subordinated loan recorded as notes receivable, which has an interest rate of 8% p.a. and an expiry date of 2023, and the right to the loans receivable for PifCo or a Petrobras subsidiary. .Petrobras has the intention of purchasing the Termobahia equity interest and related loan in 2008.

(v) See Note (4).

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

6. Inventories

	2007	2006

Crude oil	816,127	60,097
Oil products	408,508	202,623

	1,224,635	262,720

7. Restricted Deposits and Guarantees

PifCo has restricted deposits with financial institutions that are required as a result of contractual obligations in financing arrangements. The amount classified in non-current assets is comprised of deposits: (i) US$ 33,441 related to issuances of senior notes in the total amount of US$ 450,000, (ii) US$ 43,464 related to issuances of senior notes in the total amount of US$ 600,000. The guarantees related to the financings will be maintained through maturity of such financings (described in Note 10), and are required per the related debt agreement; and (iii) in accordance with the Deposit, Pledge and Indemnity Agreement of April 29, 2005, PifCo has guaranteed the debt of Sociedade Fluminense de Energia - SFE, a subsidiary of its parent. In accordance with the terms of this guarantee, PifCo has deposited US$ 95,949 in an escrow account, such amount to be used to satisfy Sociedade Fluminense de Energia debts in the event of default.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8. Financings

	Current		Long-term

	2007	2006	2007	2006

Financial institutions (i) (ix)	311,471	329,180	1,040,000	1,041,250
Senior notes (ii) (iv) (viii)	238,474	533,945	235,350	524,602
Global step-up notes(ii) (v) (viii)	130,772	4,165	-	134,622
Sale of right to future receivables (iii) (iv)	69,012	68,393	548,400	614,380
Assets related to export prepayment to be offset
against sale of right to future receivables (iii)	-	-	(150,000)	(150,000)
Global notes (ii) (v) (vii) (viii) (x)	37,337	32,725	3,200,209	2,181,420
Japanese yen bonds (vi)	1,755	1,658	312,830	293,860
Senior exchangeable notes	-	333,684	-	-

	788,821	1,303,750	5,186,789	4,640,134

Financings	5,201	148,447	5,186,789	4,640,134
Current portion of long-term debt	704,911	1,057,438	-	-
Accrued interests	78,709	97,865	-	-

	788,821	1,303,750	5,186,789	4,640,134

(i) The Company’s financings in US dollars are derived mainly from commercial banks and include trade lines of credit, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 4.95% to 6.87% at December 31, 2007. The weighted average borrowing for short-term debt at December 31, 2007 and 2006 was 5.59% and 6.76%, respectively.

At December 31, 2007 and 2006, the Company had fully utilized all available lines of credit specifically designated for purchase of imported crude oil and oil products.

(ii) As of December 31, 2007 and 2006, the outstanding balance of net premiums on reissuances amounted to US$ 2,082 and US$ 10,273, respectively. PifCo incurred expenses in the total amount of US$ 160,048 on extinguishment of debt during the period ended December 31, 2006 (see Note 8(v)). In connection with the Exchange Offer (see Note 8(viii)) PifCo paid US$ 54,812 related to the amount above the face amount of the old Notes exchanged. This amount was associated to the new Notes and has been amortizated in accordance with the effective interest method.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8. Financings (Continued)

(iii) In May 2004, PFL and the PF Export Trust (the Trust) executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates have been presented net, rather than gross in these consolidated financial statements, and thus US$ 150,000 has been reduced from the “long term debt” financing respective to sales of right to future receivables.

(iv)On March 1, 2006, PFL prepaid the fixed rate Senior Trust Certificates (Series A1 and B) in accordance with the applicable provisions of the governing agreements in the amount of US$ 333,860. On prepayment of the fixed rate Senior Trust Certificates (Series A1 and B) PFL paid a premium in 2006 in the total amount of US$ 13,650.

On May 26, 2006, PFL has successfully completed a solicitation of consents from holders of the Series 2003-A 6.436% Senior Trust Certificates due 2015 issued by PF Export Receivables Master Trust. The amendments sought to eliminate exports of bunker fuel from the transaction so that the securities have been collateralized only by receivables from sales of fuel oil exported by Petrobras and to reduce the minimum average daily gross exports of fuel oil for any rolling twelve-month period. PFL also obtained the consent from the holders of Series 2003-B 3.748% due 2013. The amendments became effective on June 1, 2006.

As a result of these amendments, the premium rate of the guarantee of the Series 2003-B was reduced from 1.8% to 1.1% .

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8. Financings (Continued)

(v) On July 24, 2006, PifCo concluded its debt repurchase offer (Tender) announced on July 18, 2006. The amount of notes tendered for five series of notes listed below was US$ 888,260. Including the notes previously repurchased by Petrobras and its affiliates, also included in the tender, the total value reached US$ 1,215,661. The purpose of this initiative was to reduce total debt outstanding and simplify the debt profile, thus benefiting from the Company’s current strong cash generation. The transaction was settled on July 27, 2006 and all the notes tendered were canceled from this date. Upon conclusion of the debt repurchase offer (Tender), PifCo incurred in expenses in 2006 in the total amount of US$ 160,048 (see Note 8 (ii)).

	Interest Rate
Securities Repurchased	per annum	Maturity	Amount

Global Step-Up Notes	12.375%	2008	265,378
Senior Notes	9.875%	2008	211,754
Senior Notes	9.750%	2011	313,644
Global Notes	9.125%	2013	251,665
Global Notes	8.375%	2018	173,220

			1,215,661

(vi) On September 27, 2006, the Company concluded a private placement of securities in the Japanese capital market (“Shibosai”) for a total of ¥ 35 billion (US$ 297,780) due September 2016. The issue was a private placement in Japanese market with a partial guarantee of Japan Bank for International Cooperation (JBIC) and bears interest at the rate of 2.15% per annum, payable semiannually. In the same date, PifCo entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar denominate debt (see Note 11). PifCo used the proceeds principally to finance PNBV, an affiliate, for construction of lines interconnecting the P-51, P-52 and P-53 production platforms to the PRA-1 autonomous repumping unit.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8. Financings (Continued)

In the same date, PifCo entered into cross currency swaps under which it swaps the principal and interest payments on Yen denominated funding into U.S. dollars; and designated the hedging relationship as a qualifying cash flow hedge under SFAS 133. The hedged item is a ¥ 35 billion 10 year issued bond, with a semi-annual coupon of 2.15% p.a. The hedging instrument is a series of cross currency swaps, whose notional amounts, underlyings and maturities match the terms of the funding; in which U.S. dollars are paid and Japanese Yen are received.

The transaction gain or loss arising from the remeasurement of Yen denominated bonds is offset by the reclassification relating to the remeasurement of the hedged item at spot rates from other comprehensive income to earnings. The cross currency swap at December 31, 2007 and 2006 had a fair value of US$ 3,193 and US$ 8,754, respectively, due to the valuation and devaluation, respectively, of the Japanese Yen when compared to U.S. dollar since the inception of the instrument. No amounts were recognized in earnings during the year as hedge ineffectivenesses. Accumulated other comprehensive income were reclassified at the reporting date in order to offset the foreign currency exchange gain or losses on the hedged item.

(vii) On October 06, 2006, the Company issued Global Notes of US$ 500,000 due October, 2016. The notes bear interest at the rate of 6.125% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

(viii) As a result of the settlement of the Exchange Offer occurred on February 7, 2007, PifCo received and accepted a tender amount of US$ 399,053 (face value of the Notes). All the Notes received were cancelled in the same day and as consequence, PifCo issued US$ 399,053 of Global Notes due 2016 that bear interest at the rate of 6.125% per annum, payable semi annually. The new Notes constitute a single fungible series with the US$ 500,000 Global Notes due 2016 issued in October 2006. In total, there are US$ 899,053 in outstanding bonds due 2016. PifCo also paid to the investors a cash amount equivalent to US$ 56,056 as result of the Exchange (see Note 8 (ii)). The table below presents the result of the Exchange.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8. Financings (Continued)

	Interest rate		Principal outstanding	Total amount
PifCo old Notes	per annum	Maturity	after exchange	tendered

Global Step-Up Notes	12.375%	2008	126,868	7,754
Senior Notes	9.875%	2008	224,212	14,034
Senior Notes	9.750%	2011	235,350	51,006
Global Notes	9.125%	2013	374,211	124,124
Global Notes	7.750%	2014	397,865	202,135

			1,358,506	399,053

	Interest rate		Principal outstanding	Total amount
PifCo new Notes	per annum	Maturity	after exchange	reopened

Global Notes	6.125%	2016	899,053	399,053

			899,053	399,053

(ix) On June 15, 2007, the Nova Transportadora Nordeste-NTN and Nova Transportadora Sudeste-NTS Companies (two Special Purpose Companies of Petrobras related to Malhas Project) transfered to PifCo a Loan Agreement with M-GIC (a Facility Agent of JBIC - Japan Bank for International Cooperation). The outstanding amount of the loan is US$ 394,000 and it bears interest of Libor plus 0.8% p.a., payable semi-annualy. The principal amount will also be paid semi-annualy starting on December 15, 2009 up to December 15, 2014. As a consequence of this transfer, the NTN and NTS issued some Notes to PifCo with the same characteristics of the Loan (principal amount, interest rate and amortization schedule) (see Note 4 (iv)).

(x) On November 1, 2007, the Company issued Global Notes of US$ 1,000,000 in the international capital market, due March 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issuance was to access long-term debt capital markets, refinance prepayments of maturing debt and reduce the cost of capital.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8. Financings (Continued)

Long-term financings – additional information

a) Long-term debt interest rates

					Payment period

	Date of issuance	Maturity	Interest rate	Amount	Interest	Principal

Senior notes
Senior notes	January, 2002	2011	9.750%	235,350	semiannually	bullet

				235,350

Sale of right to future
receivables
Junior trust certificates
Serie 2003-B	May, 2003	2013	3.748%	40,000	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	110,000	quarterly	bullet

				150,000

Assets related to export
prepayment to be offset against
sale of right to future receivables
Serie 2003-B	May, 2003	2013	3.748%	(40,000)	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	(110,000)	quarterly	bullet

				(150,000)

				-

Senior trust certificates
Serie 2003-B	May, 2003	2013	4.848%	109,920	quarterly	quarterly
Serie 2003-A	May, 2003	2015	6.436%	288,480	quarterly	quarterly

				398,400

Japanese yen bonds	September, 2006	2016	2.150%	312,830	semiannually	bullet

				312,830

Global notes
Global notes	July, 2003	2013	9.125%	377,665	semiannually	bullet
Global notes	December, 2003	2018	8.375%	576,780	semiannually	bullet
Global notes	September, 2004	2014	7.750%	397,865	semiannually	bullet
Global notes	October, 2006	2016	6.125%	847,899	semiannually	bullet
Global notes	November, 2007	2018	5.875%	1,000,000	semiannually	bullet

				3,200,209

Financial institutions	from 2004	up to 2017	from 5.34% to 6.87%	1,040,000	various	various

				1,040,000

				5,186,789

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8. Financings (Continued)

Long-term financings – additional information (Continued)

b) Long-term debt maturity dates:

2009	198,536
2010	395,376
2011	392,796
2012	162,566
2013	533,933
Thereafter	3,503,582

5,186,789

9. Commitments and Contingencies

(a) Oil Purchase Contract

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity date up to 2017, which collectively obligate it to purchase a minimum of approximately 216,800 barrels of crude oil and oil products per day at market prices.

(b) Purchase Option – Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessels in case the Owners exercise the Put Option, on condition of an event of default, under the same Option Agreement, for the Platforms P-8, P-15, P-32. PifCo also has an obligation to purchase the platforms after the expiration of the Charter terms.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

9. Commitments and Contingencies (Continued)

(b) Purchase Option – Platforms (Continued)

In relation to Platform P-47, PifCo has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessel in case the Owner exercise the Put Option, on condition of an event of default or of the expiration of the Charter.

PifCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

(c) Loans Agreement

The Company’s outstanding position at December 31, 2007 in irrevocable letters of credit was US$ 730,045, as compared to US$ 552,087 at December 31, 2006, supporting crude oil and oil products imports.

Additionally, the Company had standby committed facilities available in the amount of US$ 327,000, (US$ 675,000 at December 31, 2006) which are not committed to any specific use. PifCo has no drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

10. Stockholder's (Deficit)/Equity

In September 2006, Petrobras changed the designation of US$ 120,000 in advances for future capital and US$ 180,000 in notes receivable from PifCo into a capital increase.

The subscribed and paid-up capital at December 31, 2007 and 2006 is US$ 300,050 (US$ 50 in 2005) divided into 300,050,000 (50,000 in 2005) shares of US$ 1 each.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

11. Financial instruments and risk management

PifCo’ policy for the risk management of the price of oil and oil products consists basically in protecting the margins in some specific short-term positions. Future contracts, swaps and options are the instruments used in these economic hedge operations which are tied to actual physical transactions. Positive and negative results are offset by the reverse results of the actual physical market transaction and they are recorded in the statement of operations as financial income and financial expense. The Company’s derivative instruments are recorded in the consolidated balance sheet at their fair value.

For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The transaction price is used as the initial fair value of the contracts.

PifCo designates at inception whether the derivative contract will be considered hedging or non-hedging for SFAS 133 accounting purposes. Non-hedging derivatives that are considered economic hedges, but not designated in a hedging relationship for accounting purposes, are recorded as other current assets or liabilities, with changes in fair value recorded as financial income or financial expense.

For SFAS 133 hedges, PifCo formally documents at inception all relationships; identifying the hedging instrument and hedged item, as well as its risk management objectives and strategies for undertaking the hedge. The Company assesses at the hedge’s inception and for each reporting date thereafter whether the derivative used in the hedging transaction is expected to be and has been highly effective.

As of December 31, 2007 and 2006, PifCo has designated one hedging relationship for accounting purposes as a cash flow hedge in order to manage foreign currency exchange rate risk. Changes in the fair value of the derivative hedging instrument are recorded in Accumulated OCI. Any hedge ineffectiveness, as well as the excluded component of the derivative from the effectiveness assessments, are recorded directly in earnings.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

11. Financial instruments (Continued)

PifCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the structured finance export prepayment program generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at December 31, 2007 and 2006.

Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables approximate their carrying values.

At December 31, 2007 and December 31, 2006 the Company’s long-term debt was US$ 5,186,789 and US$ 4,640,134 respectively, and had estimated fair values of approximately US$ 5,625,000 and US$ 5,050,000, respectively.

The Company’s long-term asset related to the export prepayment program was US$ 710,925 and US$ 464,380 at December 31, 2007 and 2006, and had fair values of US$ 714,400 and US$ 466,000, respectively.

12. Insurance

Petrobras is responsible for contracting and maintaining cargo and civil liability insurance. On December 31, 2007 and 2006 PifCo had insurance coverage for assets physical loss or damage pursuit to Petrobras insurance policy and in accordance to its activities.

The assumptions of risk adopted, given their nature, are not part of the scope of an audit of financial statements and, accordingly, they were not examined by our independent auditors.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

13. Subsequent Events

(a) Financings

On January 11, 2008, PifCo issued Senior Global Notes of US$ 750,000, that constitute a single issue fungible with the US$ 1,000,000 launched on November 1, 2007, amounting to US$1,750,000 in issued bonds due on March 1, 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issue was to access long-term debt capital markets, refinance prepayments of maturing debt and to reduce the cost of capital.

(b) Loans – Related Parties

PifCo has authorized, in January 2008, to transfer to Braspetro Oil Services Company – Brasoil its notes receivable contracts in the total amount of US$ 8,203,288 in which Petrobras International Braspetro B.V. – PIB.B.V., Petrobras Netherlands B.V. – PNBV and Agri Development B.V. – AGRI B.V. are counterparts. Accordingly, it was recommended to Brasoil the assumption of obligations in the exact amount of the notes receivable contracts payment that PifCo holds with Petrobras.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2008

PETROBRAS INTERNATIONAL FINANCE COMPANY-PIFCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.